United States securities and exchange commission logo





                                 January 5, 2024

       Shannon Ghia
       Chief Executive Officer
       iShares Bitcoin Trust
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Bitcoin
Trust
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed December 29,
2023
                                                            File No. 333-272680

       Dear Shannon Ghia:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       General

   1. Refer to your response to comment 16. Please revise your disclosure on pages 10, 22,
                                                        50 and elsewhere as
appropriate to clarify, if true, that with respect to any fork, airdrop or similar event, the
Sponsor will cause the Trust to irrevocably abandon the Incidental
                                                        Rights or IR Virtual
Currency and in the event the Trust seeks to change this position, an application would need
to be filed with the SEC by your listing exchange seeking
                                                        approval to amend its
listing rules. Please also revise to clarify, if true, that the only crypto asset to be held by the
Trust will be bitcoin.
 Shannon Ghia
FirstName  LastNameShannon  Ghia
iShares Bitcoin Trust
Comapany
January    NameiShares Bitcoin Trust
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
Prospectus Summary
Trust Structure, the Sponsor, the Trustee, the Delaware Trustee and the Custodians, page 1

2. We note your disclosure that "[s]ubject to the In-Kind Regulatory Approval, these transactions may also take place in exchange for bitcoin." We have the following comments:
             Please revise your cover page and throughout to clarify that the timing of In-Kind
              Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval.
             Please revise to clarify your prospectus summary and throughout how you will inform shareholders if the Exchange receives In-Kind Regulatory Approval and if the
              Sponsor chooses to allow in-kind creations and redemptions.
             Please confirm your understanding, consistent with the undertaking required by Item
              512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
Business of the Trust
Net Asset Value, page 61

3. Refer to your responses to comment 6 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820.
         Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.
4. Refer to your response to comment 3. Please revise your disclosure on page 61 to clarify whether the Sponsor has a license agreement with the Secondary Index. Valuation of Bitcoin; The CF Benchmark Index, page 62

5. Refer to your response to comment 5. Please revise to disclose how the Trust will notify investors of material changes to the CF Benchmarks Index's methodology.
Description of the Shares and the Trust Agreement
Creation and Redemption, page 69

6. We note your revised disclosure on page 69. Please revise to identify the Bitcoin Trading
         Counterparties. Please also disclose the material terms of any agreements with such trading counterparties.
 Shannon Ghia
FirstName  LastNameShannon  Ghia
iShares Bitcoin Trust
Comapany
January    NameiShares Bitcoin Trust
        5, 2024
January
Page 3 5, 2024 Page 3
FirstName LastName
Venue Provision, page 76

7. Refer to your response to comment 15. Section 7.5 of the Second Amended and Restated
         Trust Agreement and your December 22, 2023 response letter state that the Exclusive
         Jurisdiction provision does not apply to causes of action for violation of the Exchange Act or the Securities Act. Please revise your disclosure in the prospectus for consistency. In addition, please revise your disclosure on page 76 to disclose that the waiver of jury trial provision does not apply to causes of action for violation of the Exchange Act or
         Securities Act. Also, please revise to describe the restrictions of the right to bring a derivative action. In this regard, we note the terms in Section 3.5 of the Second Amended and Restated Trust Agreement.
The Prime Execution Agent and The Trade Credit Lender
The Trade Credit Lender, page 87

8. Please revise to disclose here the maximum amount of Trade Credits that the Trust may borrow, if any, and describe the term and termination provisions of the Trade Financing
         Agreement.
Financial Statements
General, page 102

9. Please include an updated consent from your independent registered accounting firm in your next amendment.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets